CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Investment banking	$ 3,564,892
Total revenues	3,564,892
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	1,254,241
Occupancy and equipment	77,437
IT, data and communications	54,760
Professional services	38,182
Licenses and registration	14,927
Other operating expenses	6,216
Total expenses	1,445,763
NET INCOME	$ 2,119,129

See accompanying notes.